UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Biomet LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 2006 Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person OPERF Co-Investment LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI Investments, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person 8 North America Investor L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Associates 2006 LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 2006 GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI Associates, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Associates 8 NA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 8 NA Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR III GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,529,640

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,529,640

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,529,640

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,529,640

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 98956P102		13D

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,529,640

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,529,640

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,529,640

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) supplements and amends the Statement on Schedule 13D filed on June 30, 2015 by the Reporting Persons (as defined below) (the “Original Schedule 13D” and as so amended and supplemented, the “Schedule 13D”), relating to the shares of Common Stock, $.01 par value (the “Common Stock”), of Zimmer Biomet Holdings, Inc. (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

This Amendment is being filed by:

(i)                                     KKR Biomet LLC, a Delaware limited liability company (“KKR Biomet”);

(ii)                                  KKR 2006 Fund L.P., a Delaware limited partnership (“KKR 2006 Fund”);

(iii)                               OPERF Co-Investment LLC, a Delaware limited liability company (“OPERF Co-Investment”);

(iv)                              KKR PEI Investments, L.P., a Guernsey limited partnership (“KKR PEI Investments”);

(v)                                 8 North America Investor L.P., a Cayman Islands exempted limited partnership (“8 North America Investor”);

(vi)                              KKR Partners III, L.P., a Delaware limited partnership (“KKR Partners III”);

(vii)                           KKR Associates 2006 L.P., a Delaware limited partnership (“KKR Associates”);

(viii)                        KKR 2006 GP LLC, a Delaware limited liability company (“KKR 2006 GP”);

(ix)                              KKR PEI Associates, L.P., a Guernsey limited partnership (“KKR PEI Associates”);

(x)                                 KKR PEI GP Limited, a Cayman Islands exempted limited company (“KKR PEI GP”);

(xi)                              KKR Associates 8 NA L.P., a Cayman Islands exempted limited partnership (“KKR Associates 8 NA”);

(xii)                           KKR 8 NA Limited, a Cayman Islands limited company (“KKR 8 NA”);

(xiii)                        KKR III GP LLC, a Delaware limited liability company (“KKR III GP”);

(xiv)                       KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(xv)                          KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(xvi)                       KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(xvii)                    KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(xviii)                 KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xix)                       KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xx)                          Henry R. Kravis, a United States citizen; and

(xxi)                       George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xxi) are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit E to the Original Schedule 13D.

Item 2.                              Identity and Background.

This Amendment amends and restates the first full paragraph of Item 2(a)(f) of the Original Schedule 13D in its entirety as set forth below.

KKR Biomet directly owns all of the shares of Common Stock reported in this Statement.

Item 4.                              Purpose of Transaction.

This Amendment amends and restates the first paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

This Amendment amends and restates the fifth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

On February 4, 2016, LVB Acquisition Holding, LLC (“LVB Holding”) approved the distribution of all of the shares of Common Stock it held pro rata to its members, including KKR Biomet and certain funds affiliated with each of The Blackstone Group L.P., Goldman Sachs & Co. and TPG Global, LLC (collectively with KKR Biomet, the “Sponsor Funds”) pursuant to the terms of its limited liability company operating agreement. Following the distribution, KKR Biomet directly holds the Shares it previously indirectly held through LVB Holding.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).  In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith.

This Amendment amends and restates the seventh paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

As of the date of the closing of the Merger, Michael Michelson and Jeffrey K. Rhodes have been designated by the Sponsor Funds to serve as directors on the Zimmer Board of Directors.

Item 5.                                 Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).  The Reporting Persons beneficially own an aggregate of 7,529,640 shares of Common Stock, which is directly held by KKR Biomet.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 3.7% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 201,413,788 shares of Common Stock outstanding as of February 4, 2016, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) on February 8, 2016 (the “Prospectus”).

Each of KKR 2006 Fund, OPERF Co-Investment, KKR PEI Investments, 8 North America Investor and KKR Partners III (as the members of KKR Biomet); KKR Associates (as the general partner of KKR 2006 Fund and the manager of OPERF Co-Investment); KKR 2006 GP (as the general partner of KKR Associates); KKR PEI Associates (as the general partner of KKR PEI Investments); KKR PEI GP (as the general partner of KKR PEI Associates); KKR Associates 8 NA (as the general partner of 8 North America Investor); KKR 8 NA (as the general partner of KKR Associates 8 NA); KKR III GP (as the general partner of KKR Partners III); KKR Fund Holdings (as the designated member of KKR 2006 GP LLC, the sole shareholder of KKR PEI GP and the sole shareholder of KKR 8 NA); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to have voting and dispositive power with respect to any shares of Common Stock beneficially owned by KKR Biomet. Such Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

As the designated members of KKR Management LLC and the managers of KKR III GP LLC, Messrs. Kravis and Roberts may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned by KKR Biomet. Messrs. Kravis and Roberts disclaim beneficial ownership of such shares of Common Stock.

None of Messrs. Fisher, Janetschek, Lin, Michelson or Sorkin beneficially owns any shares of Common Stock.

In addition, by virtue of the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the other Sponsor Funds, certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, this filing shall not be deemed an admission that the Reporting Persons and the other Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group.  The other Sponsor Funds and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Collectively, the Reporting Persons and the other Sponsor Funds may be deemed to beneficially own at February 8, 2016 a total of 29,765,612 shares of Common Stock held in the aggregate by the Sponsor Funds (based on information in the Prospectus and information provided by the other Sponsor Funds), or 14.8% of the total number of outstanding shares of Common Stock of the Issuer (based on an aggregate of 201,413,788 shares of Common Stock outstanding as of February 4, 2016, as reported in the Prospectus). On February 4, 2016, certain of the Sponsor Funds entered into an underwriting agreement providing for the offer and sale of an aggregate of 11,027,558 shares of Common Stock. Following the closing of such offering, scheduled to occur on February 10, 2016, the Reporting Persons and the other Sponsor Funds (which following the closing of such offering will no longer include funds affiliated with The Blackstone Group L.P.) may be deemed to beneficially own a total of 18,738,054 shares of common stock, or 9.4% of the total number of outstanding shares of Common Stock of the Issuer (based on information in the Prospectus and information provided by the other Sponsor Funds, and reflecting the contemplated concurrent share repurchase by the Issuer). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsor Funds.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons’ partners, members, affiliates or shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends Item 6 of the Original Schedule 13D by adding the paragraph set forth below immediately after the tenth paragraph.

All rights and obligations formerly attributable to LVB Holding under the Zimmer Stockholders Agreement and Coordination Agreement are henceforth attributable to the Sponsor Funds in their individual capacity.

This Amendment amends and restates the eleventh paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below.

Lock-Up Agreement

In connection with the registered underwritten offering undertaken by certain of the other Sponsor Funds on February 4, 2016, KKR Biomet, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the underwriter of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 60 days following February 4, 2016, except with the prior written consent of the underwriter. The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to a Lock-Up Agreement prior to the expiration of the lock-up period.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement and Lock-Up Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement and Lock-Up Agreement, which have been filed as exhibits hereto and are incorporated by reference herein.

Item 7.                              Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below.

Exhibit No.	Description

Exhibit A

Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit B

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit D

Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated herein by reference to Exhibit 4 to the Schedule 13D of LVB Acquisition Holding, LLC, filed on June 30, 2015).

Exhibit E	Lock-Up Agreement, dated as of February 4, 2016 (filed herewith).

Exhibit F	Joint Filing Agreement, by and among the Reporting Persons (incorporated herein by reference to Exhibit E to the Original Schedule 13D, filed on June 30, 2015).

Exhibit G	Powers of Attorney (incorporated herein by reference to Exhibit F to the Original Schedule 13D, filed on June 30, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

KKR BIOMET LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Vice President

KKR 2006 FUND L.P.
By:	KKR Associates 2006 L.P., its general partner
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

OPERF CO-INVESTMENT LLC
By:	KKR Associates 2006 L.P., its manager
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI INVESTMENTS, L.P.
By:	KKR PEI Associates, L.P., its general partner
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

8 NORTH AMERICA INVESTOR L.P.
By:	KKR Associates 8 NA L.P., its general partner
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PARTNERS III, L.P.
By:	KKR III GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR ASSOCIATES 2006 L.P.
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI ASSOCIATES, L.P.
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 8 NA L.P.
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 8 NA LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR III GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR FUND HOLDINGS L.P.
By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.
By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A

Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit B

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit D

Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated herein by reference to Exhibit 4 to the Schedule 13D of LVB Acquisition Holding, LLC, filed on June 30, 2015).

Exhibit E	Lock-Up Agreement, dated as of February 4, 2016 (filed herewith).

Exhibit F	Joint Filing Agreement, by and among the Reporting Persons (incorporated herein by reference to Exhibit E to the Original Schedule 13D, filed on June 30, 2015).

Exhibit G	Powers of Attorney (incorporated herein by reference to Exhibit F to the Original Schedule 13D, filed on June 30, 2015).

EXHIBIT E

Lock-Up Agreement

February 4, 2016

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Re:          Zimmer Biomet Holdings, Inc. -— Public Offering

Ladies and Gentlemen:

The undersigned understands that you, the Underwriter, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Zimmer Biomet Holdings, Inc., a Delaware corporation, and the Selling Stockholders listed on Schedule II to the Underwriting Agreement, providing for the public offering (the “Public Offering”) by Barclays Capital Inc. (the “Underwriter”), of shares of common stock, $0.01 per share par value, of the Company (the “Common Stock”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriter’s agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Underwriter, the undersigned will not, during the period through and including 60 days after the date of the prospectus relating to the Public Offering (such 60-day period, the “Lockup Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities with respect to which the undersigned has the power of disposition and which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and Common Stock or such other securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock (except for purposes of clause (3) for such demands or exercises as will not require any public filing or other public disclosure to be made in connection therewith or will permit any required public filing or other public disclosure to be made after the expiration of the Lockup Period referred to above), in each case other than:

(A)          the Common Stock, if any, to be sold by the undersigned pursuant to the Underwriting Agreement;

(B)          (i) transfers of shares of Common Stock or such other securities as a bona fide gift or gifts, (ii) transfers of shares of Common Stock or such other securities as a result of the operation of law through estate, other testamentary document or intestate succession, (iii) transfers of shares of Common Stock or such other securities to any immediate family member of the undersigned or any trust or investment vehicle for the direct or indirect benefit of the undersigned or any immediate family member of the undersigned (for purposes of this agreement (this “Letter Agreement”), “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or (iv) if the undersigned is a trust, transfers or distributions of shares of Common Stock or such other securities to a trustor or beneficiary of such trust;

(C)          transfers of shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering;

(D)          the exercise of Stock Options to purchase shares of Common Stock or the receipt (or deemed receipt) of any shares of Common Stock or other securities upon the vesting of any equity-based awards (including restricted stock and restricted stock units) and any related transfer of shares of Common Stock (i) deemed to occur upon the cashless exercise or settlement of such Stock Options or equity-based awards or (ii) for the purpose of paying the exercise price of such Stock Options or for paying taxes (including estimated taxes) due as a result of the exercise or vesting of Stock Options or equity-based awards;

(E)           transfers to the Company of shares of Common Stock or any security convertible into or exercisable for Common Stock in connection with (i) the termination of service of an employee or other service provider pursuant to agreements that provide the Company with an option to repurchase such shares or that provide for forfeitures in connection with such termination or (ii) agreements that provide the Company with a right of first refusal with respect to transfers of such shares;

(F)           transfers of shares of Common Stock or such other securities to any investment fund controlled or managed by any affiliate of the undersigned and its affiliates;

(G)          if the undersigned is a corporation, partnership or other business entity, transfers or distributions of shares of Common Stock or such other securities to (a) its limited partners, members, stockholders or other securityholders (or their equivalents under the jurisdiction of organization of the undersigned) or (b) its direct or indirect affiliates or other entities controlled or managed by the undersigned;

(H)          transfers of shares of Common Stock pursuant to any contract, instruction or plan complying with Rule 10b5-1 (an “Existing 10b5-1 Plan”) of the rules and regulations of the Commission promulgated under the Exchange Act that has been entered into by the undersigned prior to the date of this Letter Agreement;

(I)            transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, or pursuant to an order of a court or regulatory agency;

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(J)            transfers in connection with a bona fide third party tender offer, merger, consolidation or other similar transaction made to all Common Stock holders involving a change of control of the Company; or

(K)          transfers of shares of Common Stock necessary to distribute cash in lieu of fractional shares in connection with a dissolution of or distribution of shares of Common Stock by LVB Acquisition Holding LLC.

provided that in the case of any transfer or distribution pursuant to clause (B), (F) or (G), each donee, transferee or distributee shall execute and deliver to the Underwriter a lock-up letter in the form of this paragraph and such disposition shall not be made for value; provided, further, that in the case of any transfer or distribution pursuant to clauses (B) through (J), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than (i) any filing made on Form 4, Form 144, Schedule 13D or Schedule 13G solely in connection with transfers described in clauses (D), (E), (F), (G), (H), (I), (J) or (K), and (ii) a filing or public announcement, including any filing on a Form 5, made after the expiration of the Lockup Period); and provided, further, that in the case of any transfer pursuant to clause (H), if the undersigned is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, the undersigned shall include a statement in such report to the effect that such transfer is pursuant to an Existing 10b5-1 Plan.  As used herein, “transfer” includes without limitation sales, forfeitures or other dispositions.

Furthermore, the undersigned may, during the Lockup Period, if permitted by the Company, establish a written trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act (a “New 10b5-1 Plan”); provided that either (a) no sales or other transfers occur under such New 10b5-1 Plan and no public disclosure of such New 10b5-1 Plan shall be required or shall be made by any person during the Lockup Period or (b) any sales or other transfers under such New 10b5-1 Plan during the Lockup Period would comply with the exceptions set forth in clauses (A) through (K) above.

If any record or beneficial owner of any securities of the Company is granted an early release from the restrictions described herein, then the undersigned shall also be granted an early release from its obligations hereunder on a pro rata basis with all other record or beneficial holders of similarly restricted securities of the Company based on the maximum percentage of shares held by any such record or beneficial holder being released from such holder’s lock-up agreement.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

Notwithstanding anything herein to the contrary, affiliates of the undersigned that have not separately signed a lock-up agreement may engage in brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, principal investing and other similar activities conducted in the

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ordinary course of their affiliates’ business, other than with respect to the shares of Common Stock currently owned by the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if (i) prior to entering into the Underwriting Agreement, the Company notifies the Underwriter in writing that the Company does not intend to proceed with the Offering of Common Stock; (ii) the Underwriting Agreement has not been executed by all parties by March 31, 2016; or (iii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be immediately released from all obligations under this Letter Agreement.  The undersigned understands that the Underwriter is entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

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This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

KKR BIOMET, LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Vice President

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